

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 4, 2015

Via E-Mail
Christopher J. Vohs
Chief Accounting Officer and Treasurer
Bluerock Residential Growth REIT, Inc.
712 Fifth Avenue, 9th Floor
New York, NY 10019

> **Re:** **Bluerock Residential Growth REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 4, 2015**
> **File No. 0-36369**

Dear Mr. Vohs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 2. Properties

Development Properties, page 39

1. In future Exchange Act periodic reports, please disclose for each development the costs incurred to date and the budgeted costs. Also, for developments completed in future periods, please disclose the development costs per unit and clearly indicate whether leasing costs are included in this measure.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Distributions, page 41

2. In future Exchange Act periodic reports, please specify the source of funds used to finance distributions.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Funds from Operations and Adjusted Funds from Operations, page 37</u>

3.   We note that your calculation of FFO, and therefore also AFFO, begins with Net income (loss) attributable to common stockholders. In future periodic filings, please revise your presentation to clearly label the non-GAAP measure as "FFO attributable to common stockholders". Also make a similar revision to properly label AFFO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3575 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202.551.3585 or Kim McManus, Senior Counsel at 202.551.3215 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
    Commodities